Crowdmed

PROFIT AND LOSS

October – December, 2017

	TOTAL
Income	
Sales Income	35,237.50
Total Income	**$35,237.50**
Cost of Goods Sold	
Panel Expense	3,395.86
Patient Refund	2,195.00
Total Cost of Goods Sold	**$5,590.86**
GROSS PROFIT	**$29,646.64**
Expenses	
Advertising	
Facebook	114.85
Google	315.42
Total Advertising	**430.27**
Bank Charges	574.69
Business Services	7.10
Contractor	
Clara	897.00
Kevin Manning	2,160.00
Lead Genius/Mobileworks	3,517.50
Mandy Musselwhite	2,500.00
Marketmeguru	6,085.00
MSB Endeavors	2,400.00
Total Contractor	**17,559.50**
Donation	100.00
Dues & Subscriptions	225.00
Employee	
Lee	30,000.00
Thorne	30,000.00
Total Employee	**60,000.00**
Employee Perks	210.00
Entertainment	59.94
Groceries	104.56
Health Insurance	2,001.62
Healthcare	149.00
Insurance	22.50
Insurance - Worker's Comp	358.00
Marketing	1,123.18
Office Expenses	237.73
PayPal Fee	192.16
Payroll Fee	53.00
Payroll Tax Expenses	4,397.92
Payroll Taxes	17,946.77
Professional Fees	

	TOTAL
Bookkeeping	2,065.00
Legal	3,226.50
Total Professional Fees	**5,291.50**
Rent or Lease	550.00
Restaurants/Dining	1,201.38
Shipping/Transport	278.35
Software	4,476.38
Supplies	250.92
Taxes (Fed/State/City)	-33.77
Telephone Services	1,206.44
Transportation	1,485.19
Travel	7,631.20
Travel Meals	171.43
Video Conferencing	44.97
Web Hosting	1,730.18
Web Services	
Amazon	425.99
DNSimple	9.00
General	31.31
Github	123.00
Hellofax Hellosign	90.00
Linked In	164.82
Salesforce	698.00
Sendgrid	59.85
Zendesk	1,035.00
Total Web Services	**2,636.97**
Total Expenses	**$132,674.08**
NET OPERATING INCOME	$ -103,027.44
NET INCOME	$ -103,027.44